Managed Portfolio Series
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

February 8, 2021

VIA EDGAR TRANSMISSION

Ms. Alison White
Mr. Anthony Burak
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “MPS Trust”)
Form N-14 File No.: 333-251966

Dear Ms. White and Mr. Burak:

The purpose of this letter is to respond to SEC staff’s accounting and disclosure comments that you provided regarding the MPS Trust’s filing of a Registration Statement on Form N-14 on January 8, 2021 (Accession No.: 0000894189-21-000100  (the “N-14 Registration Statement”) relating to the proposed reorganization of the Delaware U.S. Growth Fund (the “Target Fund”), a series of Delaware Group Adviser Funds (the “Target Trust”), into the Jackson Square Large-Cap Growth Fund (the “Acquiring Fund”), a series of the MPS Trust.  For your convenience, your comments are set forth in bold immediately followed by the MPS Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the N-14 Registration Statement.

Responses to the comments are as follows:

1.SEC Staff Comment: Please confirm supplementally that the Target Fund holding a virtual meeting is consistent with Delaware law and the Target Fund’s governing documents. Please provide citations to the specific language allowing for a virtual meeting.
Response: The MPS Trust responds supplementally that the Target Fund confirms that holding a virtual shareholder meeting is consistent with both applicable state law and its charter documents. The Target Fund is a series of a Delaware statutory trust. Section 3806(f) of the Delaware Statutory Trust Act (“DSTA”) explicitly permits virtual shareholder meetings and provides as follows:  “Unless otherwise provided in the governing instrument of a statutory trust, meetings of beneficial owners may be held by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this subsection shall constitute presence in person at the meeting.” Since the DSTA’s default position is that a virtual shareholder meeting is permitted unless the governing instrument provides otherwise, the DSTA does not require the charter documents to provide explicitly for a virtual shareholder meeting.  The Target Fund’s Agreement and Declaration of Trust, as amended, and the Amended and Restated By-laws do not contain provisions that are inconsistent with, or would prohibit, holding a virtual meeting.
2.SEC Staff Comment: With a view towards disclosure, please advise whether you contemplate any intentional changes to the virtual meeting experience when compared to an in-person meeting. For example, will investors be able to ask questions or make statements to the same extent as at an in-person meeting?
Response: The MPS Trust responds supplementally that there are no intentional changes to the meeting experience contemplated by hosting a virtual meeting. It is the expectation of the MPS Trust that the ability of shareholders of the Target Fund to participate in the virtual meeting will be consistent with the ability of shareholders to participate in an in-person meeting hosted by the Target Trust. Shareholders of the Target Fund will be able to ask questions or make statements at the virtual meeting as they would be able to do at an in-person meeting hosted by the Target Trust.
3.SEC Staff Comment: Please consider providing a technical assistance phone number for investors to use if they experience day-of problems logging on, hearing, or being heard at the meeting.
Response: The MPS Trust responds by revising the third paragraph under “Voting Information” on page 44 of the N-14 Registration Statement as follows:
“Due to the coronavirus outbreak (COVID-19) and to support the health and well-being of our shareholders, employees, and community, the Meeting this year will be conducted exclusively via webcast. Shareholders may attend the Meeting online by visiting www.meetingcenter.io/ 239969708. To participate in the Meeting, shareholders will need to follow the instructions included herein. The password for the Meeting is DUSG2021. The Meeting will begin promptly at 12:30 p.m. Eastern Time. We encourage you to access the Meeting prior to the start time leaving ample time for the check in. If you experience technical difficulties prior to or during the Meeting, you may call 888-916-1751 for technical assistance. All Target Fund shareholders will be required to enter their individual control number in order to enter the Meeting. Only Target Fund shareholders will be able to participate in the Meeting.”
4.SEC Staff Comment: In the “WHAT ARE THE REASONS FOR THE PROPOSED REORGANIZATION” section, it is unclear why the following sentence was included: “In November, an affiliate to the investment adviser to the Target Fund sold its non-voting minority equity interest in JSP to an unaffiliated third-party.” Please clarify why that sentence relates to the reasons for the Reorganization.
Response: The MPS Trust responds by deleting the referenced sentence under “WHAT ARE THE REASONS FOR THE PROPOSED REORGANIZATION” and revising the first paragraph under “HOW DO THE INVESTMENT ADVISORY AND DISTRIBUTION ARRANGEMENTS FOR THE FUNDS COMPARE” as follows:

“INVESTMENT ADVISORY ARRANGEMENTS. JSP serves as the investment adviser for the Acquiring Fund. DMC serves as investment adviser for the Target Fund and JSP serves as the Target Fund’s sole subadviser with sole responsibility for all day-to-day investment advisory services for the Target Fund. The Acquiring Fund is managed by JSP and the same portfolio managers as the Target Fund. JSP is located at One Letterman Drive, Building A, Suite A3-200, San Francisco, California 94129. JSP is organized as a Delaware limited liability company. JSP is majority owned and controlled by key employees of JSP through California Street Partners LP, established in 2014. Macquarie Investment Management previously had a non-voting minority ownership interest in JSP. In November 2020, Macquarie Investment Management sold its non-voting minority ownership interest to an unaffiliated third-party.”
5.SEC Staff Comment: Please revise the disclosure to highlight the material differences between the Funds. The revised disclosure should explain to investors the implications of such differences on the nature of their investment, investment exposures, and risks in clear concise and understandable language.
Response: The MPS Trust responds by adding the following disclosure under the heading “HOW DO THE FUNDS’ INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES AND PRINCIPAL RISKS COMPARE?”:
“There are no material differences between the investment objectives, principal investment strategies and principal risks of the Target Fund and the Acquiring Fund. The Target Fund and the Acquiring Fund hold substantially similar portfolios of securities. The Target Fund is classified as a diversified fund under Section 5(b) of the 1940 Act while the Acquiring Fund is classified as a non-diversified fund. A fund's classification as "non-diversified" allows it to invest a greater percentage of its assets in the securities of a single company or small number of companies. A more detailed comparison of the Funds’ investment objectives, principal investment strategies and principal risks is disclosed below.
Investment Objectives. The Target Fund seeks long-term capital appreciation by investing in equity securities of companies the portfolio managers believe have the potential for sustainable free cash flow growth. The Acquiring Fund seeks long-term capital appreciation. The Target Fund’s and Acquiring Fund’s investment objectives are non-fundamental and may be changed by the Board without shareholder approval upon 60 days’ written notice to shareholders.

Principal Investment Strategies. The principal investment strategies of the Target Fund and the Acquiring Fund are substantively similar.

The Target Fund invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in US investments. The Acquiring Fund does not have a similar principal investment strategy ~~an 80% policy with respect to US investments~~, but like the Target Fund may only invest up to 20% of its assets in non-US (foreign) securities. Under normal circumstances, the Acquiring Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in securities issued by large-capitalization companies. The Target Fund does not have a similar principal investment strategy, but~~. In contrast, the Target Fund is not subject to a policy of investing at least 80% of its assets in large cap stocks. However, the Target Fund does invest~~ invests mostly in large and mid-cap companies.

Both Funds employ a growth investment style. The Target Fund invests primarily in common stocks of companies that its portfolio managers believe have long-term capital appreciation potential and are expected to grow faster than the US economy. The Acquiring Fund invests primarily in common stocks of growth-oriented, U.S. companies that the Adviser believes have capital appreciation potential and may grow faster than the U.S. economy.

The Target Fund is classified as a diversified fund under Section 5(b) of the 1940 Act while the Acquiring Fund is classified as a non-diversified fund. A fund's classification as "non-diversified" allows it to invest a greater percentage of its assets in the securities of a single company or small number of companies. Section 5(b) of the 1940 Act provides that funds shall be classified as either “diversified” or “non-diversified.” Because a “non-diversified” fund may invest a greater percentage of its assets in the securities of a single issuer, a decline in the value of an investment in a single issuer could cause the Fund’s overall value to decline to a greater degree than if the Fund held a more diversified portfolio. Section 5(b) of the 1940 Act provides that diversified funds are those that, with respect to 75% of their total assets, may not (i) purchase securities of any issuer (except securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities or shares of investment companies) if, as a result, more than 5% of its total assets would be invested in the securities of such issuer, or (ii) acquire more than 10% of the outstanding voting securities of any one issuer be sets forth the requirements that must be met for an investment company to be diversified. Non-diversified funds are any funds other than diversified funds.

Principal Risks. The Target Fund and the Acquiring Fund have similar, though not identical, principal risks.

The Target Fund has the following principal risks: market risk, industry and security risk, foreign risk, active management and selection risk, real estate industry risk, liquidity risk, derivatives risk, counterparty risk, leveraging risk, emerging markets risk, currency risk, information risk, inefficient market risk, political risk, transaction costs risk, government and regulatory risk, natural disaster and pandemic risk and IBOR risk.

The Acquiring Fund has the following principal risks: general market risk, management risk, equity securities risk, large-cap companies risk, REIT risk, foreign securities risk, emerging markets risk, frontier market countries risk, currency and foreign exchange risk, forward foreign currency risk, depositary receipts risk, liquidity risk, growth-style investing risk, investment focus risk, non-diversified fund risk, sector emphasis risk and technology sector risk.

The risk/return profile for shareholders of the Target Fund, which is a diversified fund, may be affected following the Reorganization because the Acquiring Fund is a non-diversified fund. A non-diversified fund may invest a greater percentage of its assets in a particular issuer than a diversified fund, and may therefore be more susceptible to the risks of a particular issuer.

For more information, see “Comparison of Principal Risks of Investing in the Funds” below.

6.SEC Staff Comment: In the fee table on page 10, briefly explain how you estimated pro forma other expenses and determined they were reasonable.
Response: The MPS Trust responds supplementally that the pro forma “other expenses” were calculated by applying the existing fee schedules from the Acquiring Fund servicing agreements and applying those fee schedules to the combined assets of the Target Fund and Acquiring Fund as of October 31, 2020. The MPS Trust believes that approach was reasonable because it is an accurate representation of what the “other expenses” would be for the Acquiring Fund following the Reorganization. The MPS Trust further notes that the combined assets of the Target Fund and Acquiring Fund have increased significantly since October 31, 2020.
7.SEC Staff Comment: Given that the pro forma expenses for the Acquiring Fund show the Acquiring Fund operating below the expense cap, please explain why there is no recoupment shown in the pro forma expenses. Please disclose whether JSP can recapture expenses that were waived under the current expense limitation agreement following the Reorganization.
Response: The MPS Trust responds supplementally that JSP will not retain the right to recoup waived management fees under the current expense limitation agreement following the Reorganization. The MPS Trust further responds by amending the disclosure under “HOW DO THE FUNDS’ EXPENSES’ COMPARE” as follows:
“HOW DO THE FUNDS’ EXPENSES COMPARE?
    The following tables compare the annual fund operating expenses, expressed as a percentage of net assets (“expense ratios”), of the Target Fund with the expense ratios of the Acquiring Fund and the estimated (pro forma) expense ratios of the Acquiring Fund assuming completion of the Reorganization. Following the Reorganization, JSP will not retain the right to recoup expenses that were waived prior to the Reorganization under the current expense limitation agreement.”
8.SEC Staff Comment: The third sentence under “WILL THERE BE ANY TAX CONSEQUENCES RESULTING FROM THE REORGANIZATION?” on page 18 states “The Target Fund anticipates receiving a legal opinion as to this and other expected U.S. federal income tax consequences of the Reorganization.” Should “anticipates” be changed to “will” given that the receipt of a tax opinion is a closing condition for the Reorganization?
Response: The MPS Trust responds by revising the disclosure as follows: “The Target Fund ~~anticipates receiving~~ will receive a legal opinion as to this and other expected U.S. federal income tax consequences of the Reorganization.”
9.SEC Staff Comment: On page 19, under “WHO WILL PAY FOR THE REORGANIZATION?” please confirm that JSP and DMC will bear the costs associated with the reorganization, meeting, and solicitation regardless of whether the Reorganization is consummated.
Response: The MPS Trust responds by revising the disclosure under “WHO WILL PAY FOR THE REORGANIZATION?” as follows:
“JSP and DMC will bear the costs associated with the Reorganization, Meeting, and solicitation of proxies as set forth in the Plan, which is included as Exhibit C, whether or not the Reorganization is consummated. Neither the Target Fund nor the Acquiring Fund will incur any expenses in connection with the Reorganization.”
10.SEC Staff Comment: Please advise whether there will be portfolio repositioning costs incurred in connection with the reorganization. Please additionally disclose who will bear such costs.

Response: The MPS Trust responds supplementally that, given the overlap in the Funds’ portfolios and principal investment strategies, the MPS Trust does not anticipate that there will be any portfolio repositioning costs. However, as set forth in Section 9.2 of the Agreement and Plan of Reorganization, any brokerage commissions associated with repositioning the portfolio will be borne by JSP and DMC.
11.SEC Staff Comment: In the disclosure comparing the Acquiring Fund’s principal investment strategies to the Target Fund’s principal investment strategies under “COMPARISON OF INVESTMENT OBJECTIVES AND PRINCIPAL INVESTMENT STRATEGIES” please again highlight any material differences between the Target Fund’s principal investment strategies and the principal investment strategies of the Acquiring Fund.
Response: The MPS Trust responds by revising the first paragraph under “COMPARISON OF INVESTMENT OBJECTIVES AND PRINCIPAL INVESTMENT STRATEGIES” as follows:
“The following section describes the investment objectives and principal investment strategies of the Target Fund and the Acquiring Fund, and compares other characteristics of the Target Fund and Acquiring Fund. The investment objective and principal investment strategy of the of the Target Fund are substantially similar to the investment objective and principal investment strategy for the Acquiring Fund. JSP manages the Acquiring Fund in a substantially similar manner to the Target Fund. As of October 31, 2020, the Target Fund and Acquiring Fund held substantially identical portfolio holdings. The Target Fund is classified as a diversified fund under Section 5(b) of the 1940 Act while the Acquiring Fund is classified as a non-diversified fund. A fund's classification as "non-diversified" allows it to invest a greater percentage of its assets in the securities of a single company or small number of companies. A more detailed comparison of the Funds’ investment objectives, principal investment strategies and principal risks is discussed below.”
12.SEC Staff Comment: For ease of comparison, consider listing the principal risks of investing in each Fund side-by-side.
Response: The MPS Trust responds by making the suggested change.
13.SEC Staff Comment: Please explain why “Natural Disaster and Epidemic Risk” is identified as a principal risk for the Target Fund and not the Acquiring Fund. Please advise or revise.
Response: The MPS Trust responds supplementally that the Acquiring Fund is adding “Epidemic Risk” to its principal risks in its annual prospectus update to be filed in late February 2021.
14.SEC Staff Comment: Please explain why “IBOR Risk” is identified as a principal risk for the Target Fund and not the Acquiring Fund. Please advise or revise.
Response: The MPS Trust responds supplementally that the Target Fund has identified IBOR Risk as a principal risk because, although it has not historically done so, the Target Fund is permitted by its stated investment strategies to invest in securities that could have LIBOR or comparable rate exposure. The Acquiring Fund does not believe, given its principal investment strategies and current holdings, that risks associated with IBOR constitute a principal risk to the Acquiring Fund. As of October 31, 2020 neither the Target Fund nor the Acquiring Fund held any securities which referenced LIBOR. To the extent the Acquiring Fund begins investing in securities that could have LIBOR or comparable rate exposure, the MPS Trust undertakes to update the principal risk disclosure of the Acquiring Fund to include the appropriate risk disclosure.
15.SEC Staff Comment: In the “COMPARISON OF SHAREHOLDER RIGHTS” section on page 36, the third paragraph states that shareholders of the Acquiring Fund “are not entitled to call shareholder meetings, except as required by the 1940 Act.” Please disclose whether shareholders of the Target Fund are entitled to call shareholder meetings.
Response: The MPS Trust responds by revising the disclosure under “Shareholder Meetings” with respect to the ability of shareholders to call shareholder meetings to read as follows:
“Shareholders of both the Target Fund and the Acquiring Fund are not entitled to call shareholder meetings, except as required by the 1940 Act.”
16.SEC Staff Comment: In the “AMENDMENT OF GOVERNING INSTRUMENTS” section on page 37, please consider whether the second sentence is material and, if so, whether it should be mentioned in the summary.
Response: The MPS Trust responds supplementally by stating that it believes the referenced disclosure is material and is appropriately placed within the document.
17.SEC Staff Comment: In the “THE PROPOSED REORGANIZATION” section beginning on page 38, or elsewhere in the N-14 Registration Statement, please provide a brief background of the key events and discussions leading up to the transaction, and the factors that motivated the Funds to enter into the Reorganization at this time.
Response: The MPS Trust responds by adding the following disclosure on page 38:
“The Trustees also considered that the Reorganization was part of Macquarie’s overall separation from JSP.”
18.SEC Staff Comment: In the “THE PROPOSED REORGANIZATION” section beginning on page 38, it states: “Although not meant to be all-inclusive, the following were some of the factors considered by the Target Fund Board in making their determination.” Please remove the phrase “Although not meant to be all-inclusive,” and revise to indicate that the factors disclosed on pages 38-39 of the N-14 Registration Statement represent the factors that the Board considered material in reaching their decision to approve the Reorganization and recommend that shareholders of the Target Fund approve the Reorganization.
Response: The MPS Trust responds by revising the third sentence of the third paragraph under “THE PROPOSED REORGANIZATION” as follows:
“~~Although not meant to be all-inclusive, the following were some of the factors considered by the Target Fund Board in making their determination~~ The following constitutes the material factors that the Target Fund Board considered in approving the Reorganization and recommending that shareholders of the Target Fund approve the Reorganization:”
19.SEC Staff Comment: In the “THE PROPOSED REORGANIZATION” section beginning on page 38, please disclose whether the Target Fund Board considered any negative factors in approving the Reorganization, such as the fact that the Acquiring Fund is classified as a non-diversified fund. If so, please disclose how they considered such factors and what they thought. Please revise as appropriate.

Response: The MPS Trust responds by noting that the discussion in the “Target Fund Board Considerations in Approving the Reorganization” section contains a description of all the factors considered by the Target Board in their approval of the Reorganization.
20.SEC Staff Comment: Please revise the two rows under “Shares Outstanding – Investor Class” in the capitalization table on page 48 to indicate that the Net Asset Value Per Share and Net Assets are for the Acquiring Fund’s Investor Class.

Response: The MPS Trust responds by making the requested change.

21.SEC Staff Comment: On page B-2, please confirm supplementally that the Target Fund’s and Acquiring Fund’s Valuation Policies and Procedures are substantially similar in all material respects. If not, please disclose material differences and the impact to shareholders.
Response: The MPS Trust responds supplementally that each Fund’s Valuation Policies and Procedures are substantially similar with respect to the portfolio holdings of the Target Fund and Acquiring Fund and that there are no differences that would have a material impact on shareholders.
22.SEC Staff Comment: On page 2 of the Statement of Additional Information, please hyperlink to the documents included in the bullet point list that are being incorporated by reference. Please also confirm that the File Nos. for the linked documents are accurate.

Response: The MPS Trust responds by making the requested change. The MPS Trust will also confirm that the File Nos. are correct.

23.SEC Staff Comment: With respect to the Pro Forma financial information on page 4 of the Statement of Additional Information, please explain supplementally why the Acquiring and Target Fund have substantially the same portfolios as of October 31, 2020. To the extent that JSP started to transition the portfolios prior to shareholder approval, please explain why doing so was appropriate. Further, given the Target Fund’s and Acquiring Fund’s different diversification statuses, please explain how long they have had this degree of overlap.
Response: The MPS Trust responds supplementally that the Target Fund and the Acquiring Fund have substantially similar portfolios because they are both managed by the same portfolio management team at JSP and have substantially similar principal investment strategies. There has been no repositioning of either the Target Fund’s or Acquiring Fund’s portfolios in advance of receiving shareholder approval of the Reorganization. The MPS Trust further responds that the Target Fund and the Acquiring Fund have had substantial overlap in their portfolios since JSP has served as sub-adviser an investment adviser, respectively.

We trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact the undersigned at (414) 765-6611.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Thomas A. Bausch
Thomas A. Bausch
Secretary